Exhibit 99.1

Financial statements as of
June 30, 2021 and 2020
(Unaudited)

QUOIN PHARMACEUTICALS, INC.

Contents

Page

Financial Statements (Unaudited)

Condensed Balance Sheets as of June 30, 2021 and December 31, 2020	3

Condensed Statements of Operations and Changes in Stockholders’ Deficit for the six months ended June 30, 2021 and 2020	4

Condensed Statements of Operations and Changes in Stockholders’ Deficit for the three months ended June 30, 2021 and 2020	5

Condensed Statements of Cash Flows for the six months ended June 30, 2021 and 2020	6

Notes to condensed financial statements	7-26

QUOIN PHARMACEUTICALS, INC.

Condensed Balance Sheets (Unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash	$1,720,599	$323,832
Prepaid expenses	48,510	-
Deferred offering costs	253,146	141,338
Total current assets	2,022,255	465,170
Intangible assets, net	860,626	912,648
Deferred loan costs	50,000
Total assets	2,932,881	$1,377,818

Liabilities and Stockholder’s deficit
Current Liabilities
Accrued expenses	$805,932	$960,847
Accounts payable	403,809	-
Accrued license acquisition	500,000	875,000
Accrued interest	315,153	47,042
Due to officers	4,873,733	4,888,913
Bridge note payable	5,000,000	-
Convertible notes payable	1,213,313	1,213,313
Total current liabilities	13,111,940	7,985,115
Warrant liability	4,669,652	-

Total liabilities	17,781,592	7,985,115

Commitments and Contingencies

Stockholders' deficit
Common stock, par value $0.01 per share, 10,000,000 shares authorized - 1,000,000 shares issued and outstanding at June 30, 2021 and December 31, 2020	100	100
Accumulated deficit	(14,848,811)	(6,607,397)
Total stockholders' deficit	(14,848,711)	(6,607,497)
Total liabilities and stockholders' deficit	2,932,881	$1,377,818

The accompanying footnotes are an integral part of these statements

QUOIN PHARMACEUTICALS, INC.

Condensed Statements of Operations and Changes in Stockholders’ Deficit (Unaudited)

Six months ended June 30,

	2021	2020
Operating Expenses
General and administrative	$1,482,583	$647,020
Research and development	296,068	101,912
Total operating expenses	1,778,651	748,932
Other Expenses
Fair value adjustment to bridge note payable	1,250,000
Warrant liability expense	4,669,652
Financing expense	275,000
Interest expense	268,111	-
Total other expenses	6,462,763
Net loss before income taxes	(8,241,414)	(748,932)
Provision for income taxes	-	-
Net loss	(8,241,414)	(748,932)
Accumulated deficit - beginning of period	(6,607,397)	(4,512,033)
Accumulated deficit - end of period	$(14,848,811)	$(5,260,965)

Loss per share: Basic and diluted	$(8.24)	$(0.75)
Weighted average shares outstanding:
Basic	1,000,000	1,000,000
Fully-diluted	1,000,000	1,000,000

The accompanying footnotes are an integral part of these statements

QUOIN PHARMACEUTICALS, INC.

Condensed Statements of Operations and Changes in Stockholders’ Deficit (Unaudited)

Three months ended June 30,

	2021	2020
Operating Expenses
General and administrative	$737,610	$324,185
Research and development	239,280	26,011
Total operating expenses	976,890	350,196
Other Expenses
Fair value adjustment to bridge note payable	750,000	-
Warrant liability expense	2,223,139	-
Financing expense	185,000	-
Interest expense	202,514	-
Total other expenses	2,610,653
Net loss before income taxes	(4,337,543)	(350,196)
Provision for income taxes	-	-
Net loss	(4,337,543)	(350,196)
Accumulated deficit - beginning of period	(10,511,268)	(4,910,769)
Accumulated deficit - end of period	$(14,818,811)	$(5,260,965)

Loss per share: Basic and diluted	$(4.34)	$(0.35)
Weighted average shares outstanding:
Basic	1,000,000	1,000,000
Fully-diluted	1,000,000	1,000,000

The accompanying footnotes are an integral part of these statements

QUOIN PHARMACEUTICALS, INC.

Condensed Statements of Cash Flows (Unaudited)

Six months ended June 30,

Cash flows used in operating activities:	2021	2020
Net Loss	$(8,241,414)	$(748,933)
Fair value adjustment to bridge note payable	1,250,000
Warrant liability expense	4,669,652
Financing expense	275,000
Amortization of intangibles	52,022	52,022
Changes in assets and liabilities:
Increase in accounts payable and accrued expenses	141,395	154,505
Increase in prepaid expenses	(48,510)	-
Increase in accrued interest	268,111	-
Net cash used in operating activities	(1,633,744)	(542,406)

Cash flows used in investing activities Payment for license acquisition	(267,500)	-
Net cash used in investing activities	(267,500)	-

Cash flows provided by financing activities:
Increase in deferred offering costs	(111,808)	-
Increase in deferred costs	(50,000)
Increase in due to officers	139,285	542,406
Payment of amounts due to officers	(154,466)	-
Proceeds from issuance of Bridge Notes, net	3,475,000	-
Net cash used in financing activities	3,298,011	542,406

Net change in cash	1,396,550	-

Cash - beginning of period	323,832	-
Cash - end of period	$1,720,382	-

The accompanying footnotes are an integral part of these statements

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

NOTE 1 - ORGANIZATION AND BUSINESS

Quoin Pharmaceuticals, Inc. (“Quoin” or the “Company”) was incorporated in Delaware on March 5, 2018 (“Inception”) and established in 2017 as an Irish entity. The Irish entity did not have any operations, was merged into a wholly-owned subsidiary of Quoin which was then dissolved in 2018.

The Company was established as a specialty pharmaceutical company dedicated to developing products that treat rare and orphan diseases for which there are currently no approved treatments. The first lead product is QRX003, a once daily, topical lotion comprised of a broad-spectrum serine protease inhibitor, formulated with the proprietary Invisicare® technology, to treat Netherton Syndrome (NS). In addition, the Company intends to pursue the clinical development of QRX003 in additional rare dermatological diseases including Peeling Skin Syndrome, SAM Syndrome and Palmoplantar Keratoderma.

To date, the Company has not commercialized any products and has not generated any revenue. The majority of the Company’s operating expenses since inception have been associated with completing due diligence on various technologies, asset technology acquisitions, negotiating and finalizing potential funding agreements, and building its pipeline of preclinical product candidates. The founders of the Company funded all Company related expenditures through September 2020.

On March 24, 2021, the Company and Cellect Biotechnology Ltd. (“Cellect”), a corporation organized under the laws of Israel and Nasdaq Capital Market listed company, announced that the Boards of Directors of the two companies unanimously approved an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which a wholly owned subsidiary of Cellect will merge with and into Quoin (the “Merger”), with Quoin surviving as a wholly-owned subsidiary of Cellect, and the operating business of Cellect will be spun out into a new entity. Each share of Quoin Common Stock outstanding immediately prior to the Effective Time, as defined will be converted solely into the right to receive a number of Cellect Ordinary Shares equal to the Exchange Ratio, as defined which will trade in the United States in the form of American Depositary Shares (“ADS’s,” each ADS representing 400 Ordinary Shares which reflects Cellect’s 4:1 ratio change of their ADS’s as of September 24, 2021) and constitutes the “Merger Consideration”.

The Merger was completed on October 28, 2021. See Note 14- Subsequent Events.

NOTE 2 - LIQUIDITY AND ABILITY TO CONTINUE AS GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred net losses every year since inception and had an accumulated deficit of approximately $14.8 million at June 30, 2021. The Company will require substantial additional capital for its contemplated research and development activities. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

On March 24, 2021, the Company entered into a bridge financing agreement upon the execution of a binding agreement to consummate a reverse merger transaction with a public entity together with a Securities Purchase Agreement (See Notes 1 and 5). The Merger and the Primary Financing were completed on October 28, 2021 (See Note 14 – Subsequent Events). The Company is also in the process of negotiating a line of credit of credit with a bank.

Obtaining additional financing to support the research and development of the Company’s therapeutic targets and its other operating requirements are necessary for the Company to continue operations. If the Company is unable to obtain additional funding, the development of its product candidates will be impacted and the Company would likely be forced to delay, reduce, or terminate some or all of its development programs, all of which could have a material adverse effect on the Company’s business and the financial statements.

These condensed financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

NOTE 3 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation:

The unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required to be presented for complete financial statements. The accompanying unaudited condensed financial statements reflect all adjustments (consisting only of normal recurring items) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The accompanying unaudited condensed Balance Sheet as of December 31, 2020 has been derived from the audited financial statements for the year ended December 31, 2020, initially filed with the U.S. Securities and Exchange Commission (“SEC”) on Form F-4 on June 16, 2021. The unaudited condensed financial statements and related disclosures should be read in conjunction with the Company’s audited financial statements and related notes.

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: fair value of debt instruments and warrants, research and development expense recognition, intangible asset estimated useful lives and impairment assessments, allowances of deferred tax assets, contingency recognition, and cash flow assumptions regarding going concern considerations.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

Other risks and uncertainties:

The Company is subject to risks common to development stage biopharmaceutical companies including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, product liability, pre-clinical and clinical trial outcome risks, regulatory approval risks, uncertainty of market acceptance and additional financing requirements.

The Company’s products require approval or clearance from the U.S. Food and Drug Administration (“FDA”) prior to commencing commercial sales in the United States. There can be no assurance that the Company’s products will receive all of the required approvals or clearances. Approvals or clearances are also required in foreign jurisdictions in which the Company may license or sell its products.

There can be no assurance that the Company’s products, if approved, will be accepted in the marketplace, nor can there be any assurance that any future products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed.

The Company is also dependent on several third party suppliers, in some cases single-source suppliers which include the supplier of the active pharmaceutical ingredient (API) as well as the contract manufacturer of the drug substance for the expected clinical development.

A novel strain of coronavirus (“COVID-19”) created a global pandemic in 2020. The Company’s operations to date have not been dramatically affected by COVID-19. However, the extent of any future impact on the Company's operational and financial performance will depend on the possibility of a resurgence and resulting severity of COVID 19 with respect to the Company’s access to API and drug substance, the potential disruption in global freight networks, as well as our ability to safely and efficiently conduct planned clinical trials.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments and short-term debt instruments with original maturities of three months or less to be cash equivalents. The Company, from time to time during the periods presented, has had bank account balances in excess of federally insured limits. The Company has not experienced losses in such accounts. The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

Long-lived assets:

Long-lived assets are comprised of acquired technology and licensed rights to use technology, which are considered platform technology with alternative future uses beyond the current products in development. Such intangible assets are being amortized on a straight-line basis over their expected useful life of 10 years.

The Company assesses the impairment for long-lived assets whenever events or circumstances indicate the carrying value may not be recoverable. Factors we consider that could trigger an impairment review include the following:

●	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business,

●	Significant underperformance relative to expected historical or projected development milestones,

●	Significant negative regulatory or economic trends, and

●	Significant technological changes which could render the platform technology obsolete.

The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value. During the six months ended June 30, 2021 and the year ended December 31, 2020, there were no impairment indicators which required an impairment loss measurement.

Deferred Offering Costs:

Deferred offering costs are expenses directly related to the expected Primary Financing. These costs consisted of legal, accounting, printing, and filing fees that the Company capitalized which will be offset against the proceeds upon completion of the Primary Financing.

Research and development:

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials when applicable, administrative costs incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

Income taxes:

The Company accounts for its income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company also accounts for uncertain tax positions using the more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company’s income tax returns. As of June 30, 2021 and December 31, 2020, the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses, respectively.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

NOTE 3 - SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)

Fair value:

The Company considers its cash, accounts payable, accrued expenses and the convertible and bridge notes payable to meet the definition of financial instruments. The convertible and bridge notes payable are recorded at fair value, see Notes 4 and 6. The warrants are recorded at fair value, see Notes 5 and 6. The carrying amounts of the remaining financial instruments approximated their fair values due to the short maturities.

The Company measures fair value as required by ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

Earnings (loss) per share:

The Company reports earnings (loss) per share in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 260-10 “Earnings Per Share,” which provides for calculation of “basic” and “diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income or loss available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is anti-dilutive.

For the three and six month periods ended June 30, 2021, the number of shares issuable upon the conversion of both the Convertible Notes Payable and the Bridge Notes as well as the warrants issued in connection with both of these convertible instruments are not included in the denominator since their inclusion would be anti-dilutive. See Note 14.

Recently issued accounting pronouncements:

The Company has evaluated all recent accounting pronouncements and believes that none of them will have a material effect on the Company’s financial position, results of operations or cash flows except as discussed below.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” which replaces the existing guidance in ASC 840 - Leases. This ASU requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset and for operating leases, the lessee would recognize a straight-line total lease expense. This ASU is effective for fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years. The Company will evaluate the impact of adoption of this ASU when it enters into a lease arrangement.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

The FASB recently issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities that meet the definition of an SEC filer, excluding smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact this standard will have on its financial statements.

Subsequent events:

The Company has evaluated subsequent events through November 23, 2021, which is the date the financial statements were available to be issued.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

Note 4 – Convertible Notes Payable

On October 2, 2020, the Company commenced an offering of promissory notes (the “2020 Notes” or “Convertible Notes Payable”) and warrants.

The 2020 Notes were issued at a 25% original issue discount and bear interest at a rate of 20% per annum. Each Note Payable will automatically convert at the first closing of a Primary Financing, as defined (See Note 5) into the securities offered in such financing at the price paid by the investors in the Primary Financing. The 2020 Notes are due one year from their respective dates of issuance.

In October through December 2020, the Company received an aggregate of approximately $910,000 pursuant to this offering, resulting in the issuance of 2020 Notes with an aggregate face value of $1,213,333 and an original issue discount of $303,333. Approximately 23% of such financing was received from parties who are related to or affiliated with members of the Company’s board of directors. No additional funding was received in the six months ended June 30, 2021.

Based upon the terms agreed to in March 2021 in the Primary Financing (see Notes 5 and 14), the 2020 Notes will be mandatorily convertible into 64,784 ADS’s (as adjusted for the Merger exchange ratio) based on the valuation of $15.90 per share (as adjusted for the Merger exchange ratio) negotiated in the Primary Financing. The Company has elected to account for the convertible notes payable using the fair value model, which requires the Company to record changes in fair value as a component of other income or expense. Management elected to use the fair value model due to the short maturity of the convertible notes payable and likely conversion at the date of the Merger. The fair value of the convertible promissory notes was estimated by management to be approximately $1.2 million at the date of issuance, resulting in an increase in the fair value of the convertible notes payable of $378,000 which was recognized in the fourth quarter of 2020. As the Company had not consummated the Merger or Primary Financing as of June 30, 2021, management has estimated that the fair value had not significantly changed from issuance to June 30, 2021.

The noteholders also received warrants exercisable at any time after the issuance date for a number of shares of the Company’s common stock that equates to 100% of the “as if converted” shares as if the 2020 Notes principal and interest were convertible at the lowest price any securities are sold, convertible, or exercisable into in the Primary Financing or the next round of financing (whichever is lower). The exercise price is to be based on a valuation equal to the valuation of the next financing round that is prior to or immediately after the closing of the Merger, as defined upon the issuance of any shares of Common Stock or securities convertible into shares of Common Stock below the then-existing exercise price. Since the amount of warrants and exercise price of the warrants were not knowable until the next round of financing, they were not accounted for as of December 31, 2020. The warrant holders could not exercise the warrant at date of issuance and through December 31, 2020 since the exercise price and number of warrants had not been determined.

The warrants will be exercisable for 300,485 (as adjusted for the Merger exchange ratio) ADS’s at an initial exercise price of $3.98 per share. Upon closing of the Primary Financing, each holder agrees to submit this warrant in exchange for the Series A warrants issued in the Primary Financing with the same amount of warrant shares and the same exercise price under this warrant and have a contractual term of 5 years.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

The Company determined that these warrants met the criteria to be recorded as a liability instrument. The fair value of warrants was determined by a MonteCarlo simulation model to be approximately $0.9 million at the date of issuance. The significant estimates used in such calculation were as follows:

•	Stock price	$3.98 (post exchange ratio)

•	Initial exercise price	$3.98 (post exchange ratio)

•	Contractual Term	5.0

•	Volatility	98%

•	Discount rate	.81%

The fair value of the warrants are included in warrant liability expense in the accompanying statement of operations for the three and six months ended June 30, 2021. See Note 6. The change in the fair value from issuance to June 30, 2021 was de-minimus.

Interest expense, at the stated interest rate, recognized in the three and six months ended June 30, 2021 was approximately $61,000 and $121,000, respectively. Accrued interest at June 30, 2021 was approximately $168,000.

Note 5 – Bridge financing and Securities Purchase Agreement (Primary Financing)

Bridge financing

In connection with the Merger Agreement and the Securities Purchase Agreement (described below), the Company entered into a “Bridge Purchase Agreement” on March 24, 2021 with an investor (the “Investor”), pursuant to which the Investor has agreed to purchase, and the Company agreed to issue notes (the “Bridge Notes”) in the aggregate principal amount of up to $5,000,000 in exchange for an aggregate purchase price of up to $3,750,000 together with warrants. The Bridge Notes were purchased in three closings: (i) the first closing for $2,000,000 in aggregate principal amount of Bridge Notes closed on March 25, 2021 (the Company received proceeds of $1.5 million less fees of $90,000); (ii) the second purchase of $1,666,666 in aggregate principal amount closed in April 2021 (the Company received proceeds of $1.25 million) ; and (iii) a third purchase of $1,333,333 closed in May 2021 (the Company received proceeds of $1.0 million less fees of $185,000). The Bridge Notes are secured by a lien on the Company’s current and future assets, are senior to all other outstanding and future indebtedness of the Company and include covenants limiting future indebtedness, among others.

The Bridge Notes were issued with a 25% original issue discount, bear interest at a rate of 15% per annum and have a maturity date of the earliest to occur of: (i) December 25, 2021 (ii) the Public Company Date and (iii) the time immediately prior to the consummation of the Securities Purchase Agreement.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

The Bridge Note holder (the “Holder”) and the Company agreed that if the Securities Purchase Agreement is consummated, the Holder may, at its election, offset the purchase price otherwise payable by the Holder to the Company pursuant to the Securities Purchase Agreement, by an amount equal to the outstanding amount under this Bridge Note, and, upon such set-off, the portion of this Bridge Note shall be deemed to have been paid in its entirety and all obligations hereunder shall be deemed to be fully satisfied without any further obligations on, or liability to, the Company. If the Holder elects to offset the purchase price under the Securities Purchase Agreement, the purchase price payable by the Holder to the Company pursuant to the Securities Purchase Agreement shall be reduced by the outstanding amount so deemed satisfied. The Bridge Notes were offset against the purchase price under the Securities Purchase Agreement and converted into up to 1,257,721 ADS’s (as adjusted for the Merger exchange ratio, and including shares held in escrow for the benefit of the investor) upon closing of the Securities Purchase Agreement.

The Company has elected to account for the Bridge Notes using the fair value model, which requires changes in fair value to be included in the Statement of Operations. Management elected to use the fair value model due to the short maturity and likely conversion at the date of the Merger.  The fair value of the Bridge Notes was estimated by management to be approximately $5.0 million at the date of issuances, resulting in an increase in the fair value of approximately $500,000 upon the first issuance and $750,000 upon the April and May closings. The fair value adjustments also include $275,000 of debt issuance costs which was also immediately recognized as a component of other expense. Management has estimated that the fair value had not significantly changed from issuance to June 30, 2021. See Note 6.

At June 30, 2021, the face amount of Bridge Notes outstanding was $5,000,000. Interest expense, at the stated interest rate, recognized in the three and six months ended June 30, 2021 was approximately $141,000 and $147,000, respectively. Accrued interest at June 30, 2021 was approximately $147,000.

Warrants

Upon the funding of each Bridge Note tranche described above, the Investor received warrants to purchase a number of shares of Company common stock equal to the aggregate principal amount of the Bridge Notes issued divided by the initial per share exercise price of $3.98 (the “Bridge Warrants”) or a total of 1,238,429 (as adjusted for the Merger exchange ratio) shares, subject to adjustments, as defined including certain reset mechanics. The Bridge Warrants shall have a term of five years from the date all of the shares underlying the Bridge Warrants are freely tradable. The Bridge Warrants also contain certain rights with regard to asset distributions and fundamental transactions. At the effective time of the Merger, each Bridge Warrant will automatically be exchanged for warrants to purchase ordinary shares, with share amounts and share prices adjusted to reflect the Exchange Ratio (as defined in the Merger Agreement) of the combined company’s ordinary shares. In connection with the first closing on March 25, the Company issued 495,374 Bridge warrants, and 743,055 (as adjusted for the Merger exchange ratio) were issued in the three months ended June 30, 2021 in connection with the following two closings.

Following the closing date of the Merger, on each of the tenth trading day, the forty-fifth day, the ninetieth day, and the one hundred thirty-fifth day thereafter (each, a “Reset Date”), if the initial exercise price of the Bridge Warrants is greater than the arithmetic average of 85% of the three lowest weighted average prices of the post-Merger ordinary shares of the combined company during the ten trading day period immediately preceding the applicable Reset Date (the “Reset Price”), the exercise price of the Bridge Warrants will be reset to the Reset Price. Furthermore, the number of Bridge Warrant underlying shares will be adjusted such that the aggregate number of common stock issuable to each Investor reflects the Reset Price instead of the Initial Bridge Exercise Price. Adjustments to the exercise price and number of warrant shares are available to the holder until the second anniversary of the Registration Date, as defined. Upon the occurrence of a Fundamental transaction, as defined, the warrant holder has the right to elect a cash settlement for the value of the warrant base on the Black Scholes options pricing model.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

The Company determined that the warrants met the criteria to be recorded as a liability instrument. The fair value of warrants was determined by a MonteCarlo simulation model to be approximately $1.6 million at the date of issuance of the 495,374 warrants in connection with the first closing and $2.2 million at the date of issuance of the 743,055 (post exchange ratio) in connection with the second and third closing of the Bridge Notes. The significant estimates used in such calculation were as follows:

•	Stock price	$3.98 (post exchange ratio)

•	Initial exercise price	$3.98 (post exchange ratio)

•	Contractual Term	5.0

•	Volatility	98%

•	Discount rate	.81%

The fair value of the warrants are included in other expense in the accompanying statement of operations for the three months ended June 30, 2021. The change in the fair value from issuance to June 30, 2021 was de-minimus. See Note 6.

An amendment to the Bridge Warrants was consummated in September 2021 which replaced the reset provisions with a fixed number of shares and exercise price. See Note 14.

Securities Purchase Agreement (Primary Financing)

The Company, Cellect and the Investor signed a Securities Purchase Agreement (the “Purchase Agreement” or the “Primary Financing”) on March 24, 2021, pursuant to which the Investor agreed to purchase immediately prior to the closing of the Merger (i) $17.0 million of Quoin common stock (including the set off of the $5.0 million Bridge Notes), which will be exchanged for Cellect ADS’s in the Merger.

In connection with the Purchase Agreement, the Investor will also receive Series A, Series B and Series C warrants (the Primary Warrants, as amended) exercisable into shares of the combined company, to be issued 136 days after closing of the Purchase Agreement. An amendment to the Primary Warrants was consummated in September 2021 which replaced the reset provisions with a fixed number of shares and exercise price. The Series A Warrants, Series B Warrants and Series C Warrants each allow the holder to acquire 4,276,252, 4,276,252 and 2,389,670, respectively of ADS’s. The warrant exercise price for the Series A, B and C Warrants is $3.98 per ADS. Upon the exercise of the Series C Warrant in full, the Investor will be granted an additional Series A Warrant to purchase 2,389,670 ADSs and an additional Series B Warrant to purchase 2,389,670 ADSs.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

Note 6. Fair Value of Financial Instruments

The Company applies fair value accounting for all assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company determined the estimated fair value of the convertible notes payable based on a qualitative evaluation of the credit worthiness of the Company and the probability of outcomes under the possible scenarios.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy at June 30, 2021 and December 31, 2020:

June 30, 2021	Level 1	Level 2	Level 3	Total
Bridge warrants	-	-	$3,783,079	$3,783,079
Convertible note warrants	-	-	886,573	886,573
Total Warrant Liability	-	-	$4,669,652	$4,669,652

Bridge note payable	-	-	5,000,000	5,000,000
Convertible notes payable	-	-	1,213,333	1,213,333
Total notes payable			6,213,333	6,213,333
Total Liabilities	$-	-	$10,882,965	$10,882,965

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

December 31, 2020	Level 1	Level 2	Level 3	Total
Convertible notes payable	$-	$-	$1,213,333	$1,213,333
Total Liabilities	$-	-	$1,213,333	$1,213,333

In 2020, the convertible notes payable were entered into and their initial fair value was determined to be $1,213,333.  The fair value adjustment from December 31, 2020 to June 30, 2021 was de-minimus.

In March 2021, the Bridge notes and the bridge note warrants were issued and the convertible note warrant terms were set. See Note 5. Their initial fair value were determined to be approximately $2,000,000, $1,552,400 and $894,113, respectively. In the quarter ended June 30, 2021, additional Bridge notes and bridge note warrants were issued. Their initial fair value were determined to be approximately $3,000,000 and $2,230,679, respectively.

The fair value adjustment to the Bridge notes, bridge note warrants, and the convertible note warrants from issuance through June 30, 2021 was de-minimus.

NOTE 7 - ASSET ACQUISITION AND IN-LICENSED TECHNOLOGY

Polytherapeutics:

On March 24, 2018, the Company entered into a securities purchase agreement (the “Acquisition Agreement”) in which it agreed to acquire all of the equity interests in Polytherapeutics, Inc. (the “Seller” or “Polytherapeutics”) for $40,833 and future royalties provided the Company commercializes products using the technology developed by the Seller. The terms of any royalty payments to the Seller are 4.0% of the net revenue of royalty products, as defined, received by Quoin during the ten (10) year period commencing from the date of first sale of a royalty product. If a generic product is introduced by a third party to the market, during the royalty period, the royalty fees shall be reduced from 4% to 2%. If, during the royalty period, two or more generic products are introduced, the royalty fees shall be reduced from 2% to 0%.

The Seller has the right to repurchase the intellectual property for $100,000 if there are no products in clinical development using such technology through June 30, 2021. As of June 30, 2021, there are no products utilizing this technology in clinical development. However, the Seller has not communicated any intention to repurchase the intellectual property.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

The Company also entered into a research and consulting agreement which commits the Company to pay the former owner of Polytherapeutics for additional research and development consulting services (See Notes 11 and 13).

Skinvisible:

On October 17, 2019, the Company entered into an exclusive license agreement with Skinvisible Inc. (“Skinvisible”) pursuant to which Skinvisible granted a license to use certain patented technology for the development of products for commercial sale in the orphan rare skin disease field, and for the use of a proprietary polymer deliver system technology. This technology is currently being used in the development of QRX003. In exchange for the license, the Company agreed to pay Skinvisible $1,000,000, as well as development and sales milestone payments and a single digit royalty on all net sales, as defined.

The development milestones required payments upon achieving development milestones for the first Rare Skin Disease drug product developed using the licensed technology and the first two Ketamine products, as defined. Payments are due upon successful completions of certain clinical milestones ($7.5 million) and obtaining US and EU regulatory approval ($15 million). The Sales milestones required for every licensed product commercialized by the Company are $10 million upon achievement of $100 million in sales being achieved in the annual period; $25 million upon achievement of $250 million in sales and $50 million upon the achievement of $400 million in sales in an annual period. No development milestones, sales milestones or royalty payments were due in 2020 or through June 30, 2021.

On January 27, 2021, the Company and Skinvisible entered into amendment number 3 to its license agreement. This amendment modified the clinical milestone payment requirements such that $750,000 would be payable to Skinvisible upon achievement of specified clinical milestones, and $21.75 million upon regulatory approval in the U.S. and EU respectively.

The license fee was originally due in two equal installments of $500,000 payable no later than December 31, 2019 and June 30, 2020, which were not paid and the agreement was amended for payment due on July 31, 2020. On July 31, 2020, the agreement was amended to further extend the payment until September 30, 2020. On September 30, 2020, the agreement was further amended, requiring payment of the license fee only when outside financing is received, as defined.

The agreement has a termination clause that is triggered if no product has commenced clinical testing 12 months after the date of the agreement or the latest subsequent amendment.

On April 19, 2021, the Company and Skinvisible entered into amendment number 4 which established the development deadline as December 31, 2022. Should the Company not commence clinical testing as defined by the development deadline, the license agreement will terminate immediately except in certain circumstances as specified in the agreement.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

On June 21, 2021, the parties entered into amendment number 5 which modified the payment terms of the initial license fee - which required a payment of $107,500 (paid on June 26, 2021), a payment of $250,000 within 10 days of the Primary Financing, and the remaining $250,000 upon the earlier of approval of an Investigatory New Drug application by the FDA or December 31, 2021. This amendment also eliminated the $750,000 clinical milestone payments specified in amendment number 3 and reduced the milestone payment upon regulatory approval of product containing the Skinvisible technology in either the U.S. or E.U., whichever happens first to a total of $5,000,000.

At June 30, 2021 and December 31, 2020, the license acquisition liability due was $500,000 and $875,000 respectively.

NOTE 8 - INTANGIBLE ASSETS

Intangible assets are as follows:

	June 30, 2021	December 31, 2020
Acquired technology - Polytherapeutics	$40,433	$40,433
Technology license – Skinvisible	1,000,000	1,000,000
Total cost	1,040,433	1,040,433
Accumulated amortization	(179,807)	(127,785)
Net book value	$860,626	$912,648

The Company recorded amortization expense of $26,011 in the three months ended June 30, 2021 and 2020. The Company recorded amortization expense of $52,022 in the six months ended June 30, 2021 and 2020. Amortization expense for each of the next 5 years is expected to be approximately $104,000, and then approximately $341,000 thereafter.

NOTE 9 - ACCRUED EXPENSES

Accrued expenses are as follows:

	June 30, 2021	December 31, 2020
Professional fees	$56,296	$173,095
Investor Relation firm fees (note 11)	528,000	528,000
Payroll taxes (note 10)	165,234	148,899
Research contract expenses (note 11)	50,602	105,052
Other expenses	5,800	5,802
Total	$805,932	$960,847

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

NOTE 10 - RELATED PARTY TRANSACTIONS

Employment agreements and Due to Officers/Founders:

In March 2018, the Company executed employment agreements with both of its officers/founders. The employment agreements for both officers/founders allow for a onetime expense that covers the salaries they would have otherwise been paid for efforts they undertook in the periods since inception. The salaries and benefits allowances provided for under the employment agreements began to accrue as the services were being provided by the officers/founders and are included in Due to Officers on the accompanying balance sheet.

Amounts due to the officers/founders consists of amounts specified in the employment agreements since inception to December 31, 2020 and June 30, 2021 as well as reimbursable travel and other amounts paid to third parties on behalf of the Company. The Company repaid $154,466 and $0 of such amounts due to officers/founders in the six months ended June 30, 2021 and 2020, respectively.

Amounts due to officers at June 30, 2021 and December 31, 2020 consisted of the following:

	June 30, 2021	December 31,2020
Salaries and allowances	$3,973,500	$3,984,000
Invoices paid on behalf of the Company	859,800	864,480
Purchase of Polytherapeutics assets	40,433	40,433
Total	$4,873,733	$4,888,913

See Note 4 for related party debt and Note 11 for employment agreements.

NOTE 11 – RESEARCH, CONSULTING AGREEMENTS AND OTHER COMMITMENTS

Research and consulting agreement:

The Company entered into a research and consulting agreement (the “Research Agreement”) which commits the Company to pay the former owner of Polytherapeutics (the “Consultant”) to transfer the technical know-how of Polytherapeutics with respect to (i) good manufacturing practices (“GMP”), clinical and commercial manufacturing of the Company’s PolyDur polymer and (ii) formulation development of products utilizing the Company’s PharmaDur polymer (See Note 7). The agreement required monthly consulting payments of $20,833 beginning on July 31, 2018 and ending February 28, 2021 (the “Post-Closing Period”) for a total of $666,667 over the consulting period. Pursuant to an amendment, the Post-Closing Period was revised to terminate on December 31, 2020.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

NOTE 11 – RESEARCH, CONSULTING AGREEMENTS AND OTHER COMMITMENTS (CONTINUED)

Research and consulting agreement: (continued)

If the Company fails to make monthly payments under the Research Agreement and the Acquisition Agreement or the royalty payments described in Note 7, the Seller has the option to buy back all the intangible assets included in the agreement for $1.00. Further, if the Company fails to enter a product covered by the Acquisition Agreement into clinical development by the end of the Post-Closing Period, the Seller has the option to buy the rights to commercialize said products for $100,000. As of June 30, 2021 there are no products utilizing this technology in clinical development. The Seller has not communicated any intent to buy the product from the Company as of the financial statement issuance date.

Through June 30, 2021 and the financial statement issuance date, the Company has not made any payments, the Consultant has not performed any services and the Company has not incurred or accrued for any expenses. See Note 13 for Consultant’s notification of breach of contract.

Other research consulting agreements:

The Company entered into three consulting agreements with Axella Research LLC to provide regulatory and pre- clinical/clinical services to the Company with respect with QRX 003 and QRX004. The combined fees of the three agreements are approximately $270,000, payable as milestones under the three agreements are met. Further, the Company has two options to pay the milestones due 1) one half in equity of the Company (at a pre-negotiated valuation) and one-half in cash or 2) entirely in cash, in which case a discount of approximately 20% would be applicable. The Company recognized research and development expenses for services provided and milestones met of $0 and $49,890 for the three and six months ended June 30, 2021 and 2020, respectively. The Company has accrued expenses of $50,602 and $105,052 at June 30, 2021 and December 31, 2020, respectively. The Company has not determined whether shares will be issued in lieu of cash for such remaining liability.

Consulting agreements:

The Company entered into a consulting agreement with an Investor Relations (IR) firm, which provides for a monthly fee of $14,000. The agreement has an automatic annual renewal clause and has been in effect since November 2017. The Company continues to receive services and make monthly payments but owes the IR firm $528,000 as of June 30, 2021 and December 31, 2020, which is included in accrued expenses in the accompanying balance sheet.

In November 2020 the Company entered into a Master Service Agreement for an initial term of 3 years with Therapeutics Inc. for managing preclinical and clinical development for new products in the field of dermatology. The agreement requires the execution of individual work orders. The Company may terminate any work order for any reason with 90 days written notice subject to costs incurred through termination and a defined termination fee, unless there is a material breach by Therapeutics Inc. The first work order was entered into in late 2020 for an expected estimated cost of approximately $3.5 million. For the three and six months ended June 30, 2021, the Company incurred approximately $120,000 and $200,000 of research and development costs from such vendor.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

Employment agreements:

The employment agreements entered into by the Company with its two founders/officers provides for a combined base salary, including monthly allowances, of $996,000 per annum, a discretionary bonus and certain allowances and benefits. In the event of termination of the two founders/officers for reason other than cause, as defined in the employment agreements, the founders shall be entitled to two years of based salary and bonus. See Note 10– related party transactions.

Performance milestones and Royalties:

See Note 7 for asset and in-licensed technology commitments.

NOTE 12 - COMMON STOCK

The Company’s authorized capital stock consists of 10,000 shares of common stock. On March 5, 2018, in connection with the incorporation as a Delaware corporation, the Company issued 100 shares for a consideration of $100 split equally between the two founders and officers of the Company. In February 2021, the Board of Directors of the Company approved an amendment to the articles of incorporation to authorize 10 million shares of common stock and to effectuate a 10,000 - 1 forward stock split. All share and per share numbers in the financial statements have been retroactively reflected in all periods presented.

The Company’s common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as a liquidation, merger or an amendment to the Company’s articles of incorporation.

The holders of shares of common stock will be entitled to such cash dividends as may be declared from time to time by the Company’s board of directors from funds available therefor.

In the event of any merger or consolidation of the Company with or into another company in connection with which shares of the Company’s common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of the Company’s common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash). Holders of the Company’s common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company’s common stock.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

NOTE 13 - CONTINGENCIES

From time to time, the Company may become involved in various legal matters arising in the ordinary course of business. Management is unaware of any matters requiring accrual for related losses in the financial statements.

In February 2020, the seller of the equity interests in Polytherapeutics and party to the Research Agreement communicated with the Company threatening litigation for non-payment and related breach of contract and immediate payment of all monthly payments in the amount of $666,667. See Notes 7 and 11. The Consultant has not provided any services and other technical requirements under the agreements, and therefore is considered to be in breach of contract. The Company and the Consultant have had communications with respect to the duration, commencement date and payment of the consulting services, but a revised agreement has not been reached. No lawsuits have been filed as of the financial statement issuance date. Should a formal claim or lawsuit be filed, the Company believes it has meritorious defenses.

NOTE 14 - SUBSEQUENT EVENTS

Completion of Merger

On October 28, 2021, Quoin Pharmaceuticals Ltd., formerly known as Cellect Biotechnology Ltd. , completed the business combination with Quoin, in accordance with the terms of the Merger Agreement, by and among the Cellect, Quoin and CellMSC, Inc., a Delaware corporation and wholly-owned subsidiary of Cellect (“Merger Sub”), pursuant to which Merger Sub merged with and into Quoin, with Quoin surviving as a wholly-owned subsidiary of the Company. Immediately after completion of the Merger, Cellect changed its name to “Quoin Pharmaceuticals Ltd.” (“Quoin Ltd.”), and began trading on the Nasdaq Capital Market under the symbol “QNRX” on October 29, 2021.

Under the terms of the Merger Agreement, Cellect issued ADS’s to the holders of common stock of Quoin. Immediately after the Merger, there were approximately 8,346,080 ADS’s issued and outstanding which include 64,784 ADS’s from the conversion of the Convertible Promissory Notes, 3,003,652 for the Quoin shareholders as of June 30, 2021, 1,001,392 for the Cellect shareholders immediately prior to the merger, and an aggregate of 4,276,252 for the Investor, consisting of 833,773 delivered to the Investor on or after the Merger closing and 3,442,479 held in an escrow account for the benefit of the Investor as per the terms of the Securities Purchase Agreement.

The former holders of common stock of Quoin (including shares delivered to the Investor and the escrow account for the Investor) owned, in the aggregate, approximately 88% of the ADS’s, with Cellect’s stockholders owning approximately 12% . The number of ADS’s issued to the holders of Quoin common stock outstanding immediately prior to the Merger was calculated using an exchange ratio (the “Exchange Ratio”) of approximately 12.0146 ADS’s for each share of Quoin common stock.

QUOIN PHARMACEUTICALS, INC.

Notes to Financial Statements

June 30, 2021 and December 31, 2020

In addition, pursuant to the terms of the Purchase Agreement, Quoin Ltd. issued to the Investor warrants to purchase 1,238,429 ADS’s (the “Exchange Warrants”) at an exercise price of $3.98 per ADS, in exchange of Warrants issued by Quoin to the Investor in connection with the Bridge Financing. The Exchange Warrants and ordinary shares underlying the Exchange Warrants were registered with the SEC on the Registration Statement on Form F-4. An amendment to the Exchange Warrants was consummated in September 2021 which replaced the reset provisions with a fixed number of shares and exercise price as set out above.

In addition, pursuant to the terms of the 2020 Notes, the Company is obligated to exchange the existing warrants for warrants on the same terms as the Investor Series A Warrants, exercisable for 300,485 ADS’s at an initial exercise price of $3.98 per ADS.

Private Placement Transaction

On October 28, 2021, the private placement transaction with the Investor for an aggregate purchase price of approximately $17.0 million (comprised of (x) approximately $5 million of senior secured notes issued in connection with the bridge loan that the Investor made to Quoin at the time of the execution of the Merger Agreement (the Bridge Financing), and (y) approximately $12 million in cash from the Investor) was closed.

In addition, Quoin Ltd. will issue to the Investor, on the 136th trading day following the consummation of the Merger (i) Series A Warrant to purchase ADS’s (the “Series A Warrant”) (ii) Series B Warrant to purchase ADS’s (the “Series B Warrant”) and (iii) Series C Warrant to purchase ADS’s (“Series C Warrants” and, together with the Series A Warrant and Series B Warrant, the “Investor Warrants”).

Employment and Other Agreements

In November 2021, the Board of Directors of the Company approved amendments to the employment agreements disclosed in Note 11 setting base level compensation and bonus terms. Further a transaction bonus related to the Merger aggregating approximately $324,000 was paid to the two founders in November 2021.

In November 2021 the Company appointed and entered into an employment agreement with its Chief Financial Officer which provides for a base salary of $360,000 per annum, a discretionary bonus and certain allowances and benefits.

In November 2021, the Company entered into a commitment for research related services associated with Netherton Syndrome of approximately $250,000 for an expected period of eighteen months.

In November 2021, the Company entered into two license and supply agreements, whereby the Company will receive a royalty or other proceeds from the sale of specified product revenues in select non-US markets from the licensor, if and when the underlying products are approved and commercialized.